Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

**MERLYN.AI BEST-OF-BREED CORE MOMENTUM ETF**
**AND**
**MERLYN.AI SECTORSURFER MOMENTUM ETF,**
each a series of Alpha Architect ETF Trust
(each a "Fund" and together, the "Funds")

**Supplement dated March 3, 2021**
**to the**
**Statement of Additional Information ("SAI")**
**dated December 30, 2020**

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The website listed on page 2 of the SAI is hereby revised to refer to "www.MerlynETFs.com".

***Please retain this Supplement with your SAI.***